SUB-ITEM 77M

                                     MERGERS

                                 AIM FUNDS GROUP
             AIM OPPORTUNITIES III FUND INTO AIM SELECT EQUITY FUND

On November 8, 2006, the Board of Trustees of AIM Funds Group ("AFG") approved an Agreement and Plan of Reorganization (the "Agreement"). On April 12, 2007, at a Special Meeting for shareholders of AIM Opportunities III Fund (the "Fund"), an investment portfolio of AIM Special Opportunities Fund ("ASOF"), shareholders approved the Agreement that provided for the combination of the Fund with AIM Select Equity Fund ("Buying Fund"), an investment portfolio of AFG (the "Reorganization"). Pursuant to the Agreement, on April 23, 2007, all of the assets of the Fund were transferred to Buying Fund. Buying Fund assumed all of the liabilities of the Fund, and AIF issued shares of Buying Fund to the Fund's shareholders. The value of each Buying Fund shareholder's account with the Fund immediately after the Reorganization was the same as the value of such shareholder's account with the Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction.

For a more detailed discussion on the Reorganization, please refer to the proxy statement that was filed on January 31, 2007 with the SEC under Accession number 0000950129-07-000195.